UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Corvion, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Texas

   Date of organization
   July 9, 2020

Physical address of issuer
16969 N. Texas Ave, Suite 200, Webster, TX 77598

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,945,660.06	$4,522,658.31
Cash & Cash Equivalents	$37,326.89	$83,320.32
Accounts Receivable	$0.00	$0.00
Short-term Debt	$301.27	$112,532.13
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$153,204.00
Cost of Goods Sold	$0.00	$153,204.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,198,115.44	-$2,350,153.71

April 24, 2025

FORM C-AR

Corvion, Inc.

      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Corvion, Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://corvion.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 24, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

      Forward Looking Statement Disclosure

      This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Corvion, Inc. (the "Company") is a Texas Corporation, formed on July 9, 2020.

The Company is located at 16969 N. Texas Ave, Suite 200, Webster, TX 77598.

The Company's website is http://corvion.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Corvion, Inc. ("Corvion" or the "Company") is a pre-clinical medical device company granted FDA Breakthrough Device Designation for its next-generation Left Ventricular Assist Device (LVAD). Corvion has developed a practical fully implanted, wireless LVAD that tackles existing limitations head-on, offering increased efficiency, reduced aftercare costs, and improved quality of life. The Company has been granted 51 patents worldwide in the US, UK, France, Gernany, and Australia covering all aspects of the pump and system design. These patents cover broad claims protecting design and methods of treating heart failure with a fully implanted blood pump that is recharged using highly flexible magnetic resonance coupling technology.

RISK FACTORS

Risks Related to the Company's Business and Industry

These are the risks that related to the Company:
Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the

Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's' Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. T herefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational Corvion device or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Corvion device. Delays or cost overruns in the development of our Corvion device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment.

Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings", which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Corvion, Inc. was formed on 07/09/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Corvion, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that the Corvion device is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company . Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, patents, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the

Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory Approval and Compliance:

The medical device industry is subject to stringent regulatory requirements. Delays or failures in obtaining necessary approvals from regulatory bodies can significantly impact the company's ability to bring products to market.

Product Development Risks:

The company may face challenges in developing its medical devices, including technical hurdles, unexpected design issues, or difficulties in achieving the desired performance. Delays or failures in product development could negatively affect the company's financial prospects.

Market Acceptance and Competition:

The medical device industry is highly competitive. There's a risk that the company's products may not gain market acceptance, or competitors may develop superior or more cost-effective solutions.

Reimbursement and Pricing Pressures:

Changes in healthcare policies or difficulties in obtaining reimbursement for the company's products can impact its financial performance. Pricing pressures from competitors or healthcare providers may also affect profitability.

Capital Requirements and Funding Risks:

As a pre-revenue company, there may be a continuous need for capital to fund research, development, and operations. The inability to secure adequate funding at reasonable terms could pose a risk to the company's viability.

Clinical Trials and Product Liability:

Conducting clinical trials involves inherent risks, including unforeseen adverse events. Additionally, there's the risk of product liability claims if the company's devices cause harm or fail to perform as expected.

Insurance and Risk Mitigation:

Inadequate insurance coverage for product liability or other risks could expose the company to significant financial losses. The effectiveness of risk mitigation strategies should also be considered.

Prototype Performance and Validation:

The functionality and performance of the prototype may not meet expectations. There is a risk of discovering design flaws, technical challenges, or limitations during the validation process, which could require significant modifications.

Technological Risks:

Rapid advancements in technology may outpace the current prototype, making it obsolete or less competitive before reaching the market. The company must stay vigilant to emerging technologies and be prepared to adapt.

Manufacturability and Scalability:

The transition from a prototype to mass production may present unforeseen challenges related to manufacturing processes, cost-effectiveness, and scalability. Delays or inefficiencies in scaling production could impact the company's ability to meet market demand.

Supply Chain and Vendor Risks:

Dependence on specific suppliers or vendors for critical components can pose risks. Disruptions in the supply chain, quality issues, or the inability to secure necessary, materials may impact the prototype's development timeline.

Clinical Trial Design and Execution:

Designing and executing clinical trials for the prototype may encounter unexpected hurdles. This includes challenges in patient recruitment, regulatory compliance, or obtaining meaningful data to support the safety and efficacy of the device.

Data Security and Privacy Concerns:

With the increasing connectivity of medical devices, there is a heightened risk of data breaches and privacy concerns. Ensuring robust cybersecurity measures to protect patient data and comply with regulatory requirements is crucial.

Regulatory Pathway Uncertainty:

The regulatory pathway for medical devices can be uncertain, and changes in regulations may impact the approval process. Delays or complications in obtaining regulatory approvals for the prototype could significantly impact the company's timeline and resources.

Clinical Feedback and Iterations:

Feedback from clinical trials may necessitate modifications to the prototype. Iterative design changes could lead to delays in the development timeline and increased development costs.

Our patents, trademarks, copyrights, and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent (s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Corvion, Inc. ("Corvion" or the "Company") is a pre-clinical medical device company granted FDA Breakthrough Device Designation for its next-generation Left Ventricular Assist Device (LVAD). Corvion has developed a practical fully implanted, wireless LVAD that tackles existing limitations head-on, offering increased efficiency, reduced aftercare costs, and improved quality of life. The Company has been granted 51 patents worldwide in the US, UK, France, Gernany, and Australia covering all aspects of the pump and system design. These patents cover broad claims protecting design and methods of treating heart failure with a fully implanted blood pump that is recharged using highly flexible magnetic resonance coupling technology.

Business Plan

The Company's efforts for the next few years will be focused on completing product development and initiating human studies of the Corvion LVAD for advanced adult heart failure

patients. We also plan to complete the development and initiate human studies on the Corvion Pediatric LVAD for use in treating severe heart failure in the pediatric population. Lastly, we intend to leverage the pediatric version of our device into a partial support pump for less sick adult heart failure patients with the goal of recovering native heart function and removal of the pump.

The Company is currently in the research and development stage and pre-revenue (only grant revenue). We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the next few years as the company completes product development and testing in support of initial human studies of its device. Past cash was primarily generated through equity investments and government grants. Our goal is to start generating revenue in 2027 and be cash flow-positive by 2028.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gregory Aber

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Executive Officer and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Position: Chief Executive Officer and Director Dates of Service: November, 2011 - Present Responsibilities: Manage day to day activities in R&D and product development. Mr. Aber currently receives salary compensation of $250,000 for this role.

Education

Name

Eugene Glover

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Director - May 2011 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Position: Director Dates of Service: May, 2011 - Present Responsibilities: Primary Angel financier. Primary First Round Capital Sponsor and Investor. Now as Board Director. Mr. Glover does not currently receive salary compensation for this role.

Education

Name

Donald McCelvey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director - January, 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Position: Director Dates of Service: January, 2018 - Present Responsibilities: Member of the Board of Directors; frequently interact with CEO and other directors on company strategy and funding. Mr. McCelvey does not currently receive salary compensation for this.

Education

Name

Eric Rose

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of Service: May, 2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Position: Director Dates of Service: May, 2023 - Present Responsibilities: Member of the Board of Directors. Mr. Rose does not currently receive salary compensation for this role. Other business experience in the past three years: Employer: Orchestra Biomed Title: Non-executive Director Dates of Service: January, 2022 - Present

Education

Name

Sean Morris

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of Service: May, 2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Position: Director Dates of Service: July, 2021 - Present Responsibilities: Mr. Morris has vast experience with fundraising, communications and investor relations. Mr. Morris does not currently receive salary compensation for this role. Other business experience in the past three years: Employer: Amplifi Vascular, Inc. - Title: CEO Dates of Service: May, 2023 - Present Responsibilities: Mr. Morris fundraises, operates and communicates progress against the company milestones. Emloyer: Artio Medical, Inc. - Title: CEO Dates of Service: November, 2022 - Present Responsibilities: Mr. Morris fundraises, operates and communicates milestones. Employer: Euphrates Vascular, Inc - Title: CEO Dates of Service: September, 2018 - September, 2022 Responsibilities: Mr. Morris fundraises, operates and communicates progress against company goals.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gregory Aber

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Executive Officer and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Position: Chief Executive Officer and Director Dates of Service: November, 2011 - Present Responsibilities: Manage day to day activities in R&D and product development. Mr. Aber currently receives salary compensation of $250,000 for this role.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,952,488
Voting Rights	One vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).
Other Material Terms or information.	Rank: The Preferred shares shall rank, with respect to liquidation, winding up and dissolution, senior to Common shares Voting: The holders of the Preferred shares are entitled to one vote for each Preferred share held at all meetings of shareholders. There shall be no cumulative voting.

Type of security	Preferred Stock
Amount outstanding	1,814,959
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	174,762	$917,500.00	Product development and testing	October 23, 2023	Rule 506(c)
Common Stock	162,476	$776,754.43	Use of Proceeds: StartEngine Platform Fees 5.5%, StartEngine Service Fees 94.5%, Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the	April 2, 2024	Regulation CF

			final amount may vary.		

Ownership

The Company is broadly held amongst 39 shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Greg Aber	22.8%
The Glover Family Trust	25.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its most recent round of financing in 2024 and received an NIH Phase II grant of $2.7M in early 2025. Our significant challenges are developing a viable product in a competitive environment and sourcing consistent third party suppliers to ensure we have sufficient quantities of components when necessary. We continue to seek additional sources of financing to meet these challenges.

The Company's efforts for the next few years will be focused on completing product development and initiating human studies of the Corvion LVAD for advanced adult heart failure patients. We also plan to complete the development and initiate human studies on the Corvion Pediatric LVAD for use in treating severe heart failure in the pediatric population. Lastly, we intend to leverage the pediatric version of our device into a partial support pump for less sick adult heart failure patients with the goal of recovering native heart function and removal of the pump.

Liquidity and Capital Resources

On October 23, 2023 the Company conducted an offering pursuant to Rule 506(c) and raised $917,500.00.

On April 2, 2024 the Company conducted an offering pursuant to Regulation CF and raised $776,754.43.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Greg S. Aber
(Signature)

Greg S. Aber
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Corvion, Inc.
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Cash	
Chase Checking 4685	82,848.51
Chase Savings 8654	471.81
Total Cash	83,320.32
Total Checking/Savings	83,320.32
Other Current Assets	
Charles Schwab Investment Acct	2,615,455.23
Total Other Current Assets	2,615,455.23
Total Current Assets	2,698,775.55
Fixed Assets	
Accumulated Depreciation	-909,046.39
Computer/Network Equipment	61,730.00
Inspection Equipment	282,474.40
Leasehold Improvements Lesee	197,896.00
Machine Shop Equipment	1,145,618.39
Manufacturing Equipment	417,631.65
Office/Lab Furniture	50,007.00
Software	136,354.00
Test Equipment	441,217.71
Total Fixed Assets	1,823,882.76
TOTAL ASSETS	**4,522,658.31**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	101,842.46
Total Accounts Payable	101,842.46
Credit Cards	
Chase Ink CC	10,689.67
Total Credit Cards	10,689.67
Total Current Liabilities	112,532.13
Total Liabilities	112,532.13
Equity	
Additional Paid in Capital	134,092.00
Common Stock	12,515,457.38
Preferred Stock	9,528,534.00
Retained Earnings	-15,417,803.49
Net Income	-2,350,153.71
Total Equity	4,410,126.18
TOTAL LIABILITIES & EQUITY	**4,522,658.31**

Corvion, Inc.
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
Grant Revenue	153,204.00
Total Income	153,204.00
Gross Profit	153,204.00
Expense	
Accountant	5,625.00
Advertising and Promotion	56,104.72
Attorney	5,667.11
Bank Of America CC	4,661.29
Bank Service Charges	255.55
Business Licenses and Permits	16.43
Computer and Internet Expenses	5,224.17
Consulting	16,719.59
Depreciation Expense	121,791.26
Dues and Subscriptions	2,736.02
Engineering Services	929,771.00
Install Maintenance Repair	948.75
Insurance Expense	
Health Vision Dental	27,352.88
Leased Space	12,486.00
Life and Disability Insurance	5,770.00
Insurance Expense - Other	3,862.95
Total Insurance Expense	49,471.83
IT	20,876.38
Janitorial Expense	8,349.40
Lease Expense	204,472.35
Machine Shop / Lab Supplies	333,839.30
Meals and Entertainment	3,112.52
Network/Phones/Security	12,850.77
Office Supplies	1,689.79
Payroll Expenses	
Payroll Taxes	31,069.65
Payroll Wages	468,751.08
QB	1,651.90
Payroll Expenses - Other	0.00
Total Payroll Expenses	501,472.63
Postage, Freight and Delivery	6,376.38
Professional Fees	57,640.62
Repairs & Maintenance	12,038.11
Shipping Expense	105.72
Software Licenses	3,497.75
Subscriptions	3,940.23
Test Equipment Expense	74,514.70
Testing Services	106,650.93
Travel Expense	32,387.81

Corvion, Inc.
Profit & Loss
January through December 2023

	Jan - Dec 23
Uncategorized Expenses	0.31
Utilities	25,374.00
Website	151.72
Total Expense	2,608,334.14
Net Ordinary Income	-2,455,130.14
Other Income/Expense	
Other Income	
Dividend Income	55,245.70
Gain or loss on sale of investment	-60,520.92
Interest Income	41,161.20
Tax exempt interest	14,987.50
Unrealized Gain or Loss on Investment	54,102.95
Total Other Income	104,976.43
Net Other Income	104,976.43
Net Income	**-2,350,153.71**

Corvion, Inc.
Balance Sheet
As of December 31, 2024

	Dec 31, 24
ASSETS	
Current Assets	
Checking/Savings	
Cash	
Chase Checking 4685	36,854.96
Chase Savings 8654	471.93
Total Cash	37,326.89
Total Checking/Savings	37,326.89
Other Current Assets	
Charles Schwab Investment Acct	1,024,676.12
Total Other Current Assets	1,024,676.12
Total Current Assets	1,062,003.01
Fixed Assets	
Accumulated Depreciation	-1,038,561.14
Computer/Network Equipment	72,653.39
Inspection Equipment	282,474.40
Leasehold Improvements Lesee	224,344.75
Machine Shop Equipment	1,145,618.39
Manufacturing Equipment	535,631.65
Office/Lab Furniture	53,243.68
Software	167,034.22
Test Equipment	441,217.71
Total Fixed Assets	1,883,657.05
TOTAL ASSETS	**2,945,660.06**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Ink CC	301.27
Total Credit Cards	301.27
Total Current Liabilities	301.27
Total Liabilities	301.27
Equity	
Additional Paid in Capital	134,092.00
Common Stock	13,189,400.16
Preferred Stock	9,528,534.00
Retained Earnings	-17,708,551.93
Net Income	-2,198,115.44
Total Equity	2,945,358.79
TOTAL LIABILITIES & EQUITY	**2,945,660.06**

Corvion, Inc.
Profit & Loss
January through December 2024

	Jan - Dec 24
Ordinary Income/Expense	
Expense	
Accountant	11,758.49
Advertising and Promotion	23,130.62
Bank Service Charges	13.83
Business Licenses and Permits	30.82
Computer and Internet Expenses	7,494.78
Consulting	15,562.91
Depreciation Expense	129,514.75
Dues and Subscriptions	249.00
Engineering Services	791,987.43
Insurance Expense	
Health Vision Dental	29,644.89
Life and Disability Insurance	5,770.00
Insurance Expense - Other	19,546.95
Total Insurance Expense	54,961.84
IT	4,083.00
Janitorial Expense	3,479.19
Lease Expense	206,782.72
Leasehold Improvements	349.65
Machine Shop / Lab Supplies	233,559.59
Meals and Entertainment	1,796.12
Miscellaneous Expense	567.46
Network/Phones/Security	15,569.20
Office Supplies	2,437.45
Payroll Expenses	
Payroll Taxes	32,413.49
Payroll Wages	478,245.72
QB	1,925.67
Payroll Expenses - Other	0.00
Total Payroll Expenses	512,584.88
Postage, Freight and Delivery	5,724.68
Professional Fees	71,227.69
Repairs & Maintenance	7,041.00
Shipping Expense	54.31
Software Licenses	4,081.02
Subscriptions	4,067.04
Test Equipment Expense	8,526.26
Testing Services	11,735.36
Travel Expense	26,665.05
Utilities	24,282.32
Website	17.99
Total Expense	2,179,336.45
Net Ordinary Income	-2,179,336.45
Other Income/Expense	
Other Income	
Dividend Income	61,628.97
Gain or loss on sale of stock	0.62
Interest Income	13,989.49
tax exempt interest	3,300.00
Unrealized Gain or Loss on Inv	-97,698.07

Corvion, Inc.
Profit & Loss
January through December 2024

	Jan - Dec 24
Total Other Income	-18,778.99
Net Other Income	-18,778.99
Net Income	**-2,198,115.44**